RESVERLOGIX

www.resverlogix.com

December 4, 2007

Via Courier

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

RE: RESVERLOGIX CORP. FILE #35003

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between November 15, 2007 through November 30, 2007 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

Kelly McNeill
Chief Financial Officer

KM/jch
Enclosures

-35003

www.resverlogix.com

RESVERLOGIX

Embargoed until 9:00 am EST November 29, 2007 TSX Exchange Symbol: RVX

Resverlogix Honoured with World Economic Forum Technology Pioneer Award

ApoA-I technology is recognized for its ability to transform the treatment of cardiovascular disease

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Calgary, AB, November 29, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce today that the World Economic Forum has selected Resverlogix as a winner of the very prestigious Technology Pioneer Award in recognition of its NexVas™ Plaque Removal program. Candidates for this award must be involved in the development of life-changing technologies and have potential for long-term impact on business and society.

"We are elated to receive this high-level recognition from such an important leading global body as the World Economic Forum. This awareness that our innovative technology could have such a dramatic positive impact for society, as it relates to the future treatment of cardiovascular disease (CVD), further validates the positive direction of our NexVas technology," stated Mr. Donald McCaffrey, President, CEO & Co-Founder of Resverlogix.

Resverlogix was selected because it is developing exceptionally promising new molecules that increase the production of ApoA-I and high density lipoprotein (HDL) for the treatment of atherosclerosis. According to the World Health Organization, CVD is the number one cause of death globally, an immense problem currently responsible for killing nearly 18 million people annually worldwide.

"I would like to offer Canada's sincere congratulations to Resverlogix for winning this international award from the World Economic Forum," said the Honourable Minister Jim Prentice, Minister of Industry. "Resverlogix is doing some incredible work in advancing the treatment of atherosclerosis, the major underlying cause of cardiovascular disease and this award is a testament to Canada's world-class biopharmaceutical industry."

Dr. Norman Wong, M.D., Co-Founder of Resverlogix added, "Current therapies have made significant strides in improving outcomes but are only able to address 30 percent of the risk associated with CVD. Consequently there exists a significant unmet medical need for a therapy to address the remaining 70 percent of risk. The proven ability of our drug to increase the production of ApoA-I and functional HDL, offers enormous potential to address this critical unmet need and impact the leading killer in the world".

The Technology Pioneers 2008 were nominated by the world's leading venture capital and technology companies. The final selection from 273 nominees was made by a panel of leading technology experts appointed by the World Economic Forum. To be selected as a Technology Pioneer, a company must be involved in the development of life-changing technology innovation and have potential for long-term impact on business and society. In addition, it must demonstrate visionary leadership, show the signs of being a long-standing market leader – and its technology must be proven. The award winners are companies that have been identified as developing and applying highly transformational and innovative technologies in the areas of energy, biotechnology and health, and information technology. Previous Technology Pioneers have included Business Objects, Gilead Sciences, Corel Corporation, Encore Software, Google, Mozilla Corporation and Napster.

Only one of the Technology Pioneers 2008 is based in Canada while 23 companies are US-based. Israel and Switzerland each boast three; the United Kingdom and Sweden two each; and France, Germany, India, the Netherlands and Russia, one each. Technology Pioneers are nominated in three main categories: Biotechnology/Health Energy/Environment, and Information Technology.

"This year the World Economic Forum received a record number of applications from companies around the world to become a Technology Pioneer. From a highly competitive field, we are extremely pleased to have a community that is using innovation and technology to dramatically affect the way society and business operate and doing so in a markedly collaborative manner. We are excited to welcome the Technology Pioneers class of 2008 to the larger community of the World Economic Forum and we are looking forward to the fruits that their collaboration will bring," said Peter Torreele, Managing Director of the World Economic Forum.

The entire list of Technology Pioneers and interviews with the CEOs of the selected companies can be found here: http://www.weforum.org/techpioneers/2008.

About Cardiovascular Disease (CVD)
CVD can be generally defined as any abnormal condition characterized by dysfunction of the heart and blood vessels. CVD includes atherosclerosis (especially coronary heart disease which can lead to heart attacks), cerebrovascular disease (stroke), and hypertension (high blood pressure). The underlying cause of most CVD is a gradual clogging of the arteries (atherosclerosis) that supply blood to the heart, brain and other vital organs.

The American Heart Association estimates that almost 80 million American Adults have one or more types of cardiovascular disease. CVD remains the number one killer of developed nations. Nearly 2400 Americans die each day from cardiovascular disease – that is 1 person will die every 36 seconds.

Apolipoprotein A-I (ApoA-I), the main component of high-density lipoprotein (HDL) represent the body's natural defense system against atherosclerosis by mediating reverse cholesterol transport, i.e. transport of peripheral cholesterol including that of the vessel wall to the liver for processing. In multiple human and animal studies over-expression or repeated infusion of ApoA-I inhibit progression and induce regression of atherosclerosis in animals and humans.

About the World Economic Forum
The World Economic Forum is an independent international organization committed to improving the state of the world by engaging leaders in partnerships to shape global, regional and industry agendas.

Incorporated as a foundation in 1971, and based in Geneva, Switzerland, the World Economic Forum is impartial and not-for-profit; it is tied to no political, partisan or national interests. (www.weforum.org)

About Resverlogix Corp.
Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas™ program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield™, a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual

results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Notes to Editors:

- Go to http://www.weforum.org/techpioneers/2008 for the entire list of Technology Pioneers and interviews with the CEOs of the selected companies.
- Download print-quality high resolution photographs of the CEOs of the selected companies at: http://www.pbase.com/forumweb/techpioneers2008

For further information please contact:

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 403-473-5359
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Sarah Zapotichny
Manager, Investor Relations
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Sarah@resverlogix.com

Website: www.resverlogix.com

END